07020554

PHOSPHAGENICS

31 December 2006

File Reference no. 82-34939

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
WASHINGTON DC 20549
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED JAN 2 2 2007 WASH. D.C. 161

SUPPL

Dear Sirs

re : **Phosphagenics Limited ("PPGNY")**
American Depository Receipts – Level 1 Facility ("ADR")
Quarterly Lodgement of Documents

We refer to the above ADR facility which became effective as of 24 March 2006.

Under the terms of the approved Rule 12g3-2(b) Exemption the Company is required to lodge with the Securities and Exchange Commission ("SEC") on a quarterly-in-arrears basis a copy of all information made public by the Company in Australia.

Enclosed is a file of all such information as released by the Company to the Australian Stock Exchange ("ASX") under the ASX Listing Rules and to the Australian Securities and Investments Commission ("ASIC") since and including 1 October 2006 to 31 December 2006.

Under the arrangements between the ASIC and the ASX all documentation lodged with the ASX by listed entities is automatically on-forwarded by the ASX to ASIC.

The next lodgement with the SEC will be for the March 2007 quarter.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\letters\securities & exchange commission USA 31 12 06

PROCESSED
JAN 3 0 2007
THOMSON FINANCIAL

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Detailed search - prices, charts and announcements

Search results: Company announcements for PHOSPHAGENICS LIMITED (POH) Released between 19/07/2006 and 19/01/2007

See below for:

- **Previous codes used by this company**

Announcements released as POH

Date	Price sens.	Headline	Pages	PDF	Edited text*
22/12/2006		Section 708A Notice	1	PDF	-
20/12/2006		Share Purchase Plan Documentation	10	PDF	-
20/12/2006		Change in substantial holding	6	PDF	-
14/12/2006	!	Nestle Nutrition - Phospha-E pre-clinical trials	4	PDF	-
13/12/2006		A$10 Million Placement Completed	8	PDF	-
12/12/2006	!	Capital Raising (Placement & SPP)	4	PDF	-
08/12/2006	!	Trading Halt	2	PDF	-
13/11/2006		Investor Power-Point Presentation	35	PDF	-
10/11/2006		Phosphagenics - November 2006 Newsletter	7	PDF	-
18/10/2006		Change of Director's Interest/Substantial Sh'holding Notices	9	PDF	-
12/10/2006	!	TPM-02/Insulin clinical trial - final report	3	PDF	-
11/10/2006	!	Assignment of Phospa-E Licence	3	PDF	-
10/10/2006	!	Toxicology Results - TPM-01/Morphine - trial	3	PDF	-
06/10/2006		Appendix 3B	8	PDF	-

PHOSPHAGENICS

22 December 2006

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re : Notice under Section 708A *Corporations Act 2001* (Cth) (Act)

Further to the Company's announcement on 13 December 2006 advising of the completion of the placement of 33,333,333 new ordinary fully paid shares to overseas and domestic institutional and sophisticated investors at an issue price equivalent to A$0.30 a share for a total raising of A$10,000,000.00. The Company now confirms that the shares have been issued to the placees and were granted quotation on the official lists of the Exchange under the security code of: POH, as of Friday 15 December 2006.

The Company gives notice to ASX (as the relevant market operator) under Section 708A(5)(e) of the Act that:

1 the Company issued the Shares without disclosure to investors under Part 6D.2 of the Act;

2 as at the date of this notice, the Company has complied with:

(a) the provisions of Chapter 2M of the Act as they apply to the Company; and

(b) Section 674 of the Act; and

3 as at the date of this notice, there is no information to be disclosed which is excluded information as defined by Section 708A(7) of the Act.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\aim, section 708A, 22 12 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: Email: info@phosphagenics.com

PHOSPHAGENICS

20 December 2006

The Manager
Company Announcements Office
ASX Limited

Dear Sir

re : Phosphagenics Limited
Share Purchase Plan ("SPP")

Further to the Company's announcement dated 12 December 2006.

Enclosed for release to the market is a copy of the Share Purchase Plan ("Plan") documentation as dispatched to shareholders today.

The key Plan dates being:

Announcement	12 December 2006
Record Date	18 December 2006
Closing Date	19 January 2007

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\spp 20 12 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: Email: info@phosphagenics.com
MEL5_222743_1 (W97)

PHOSPHAGENICS

20 December 2006

Dear Shareholder

Phosphagenics Limited

Share Purchase Plan 2006/7

I am pleased to inform you that the directors of Phosphagenics Limited ("Phosphagenics" or "the Company") have established a share purchase plan ("Plan") to give eligible registered holders of the Company's shares the opportunity to purchase up to A$5,000 worth of additional shares in Phosphagenics at a 17.2% discount to the weighted average market price over the five ASX trading days immediately preceding the Announcement Date, 12 December 2006, on which the Company's shares were traded.

Shares purchased under the Plan will not attract brokerage, stamp duty or any other transaction cost.

A non-renounceable offer is being made under the Plan to all shareholders who at Close of Business on Monday 18 December 2006 were registered and eligible holders of ordinary shares in Phosphagenics and whose registered address is in Australia; New Zealand or the United Kingdom of Great Britain.

Details of the offer and the full terms and conditions of the Plan are set out in the attached documentation.

Share Purchase Plan – Scale Back

The Plan is established pursuant to the Australian Securities & Investments Commission Class Order 02/831 and the ASX Listing Rules.

The Board of Directors has determined that the aggregate number of shares that will be issued under the Plan will not exceed 25 million ordinary fully paid shares in the issued capital of the Company.

Should applications from eligible holders for participation in the Plan in aggregate exceed the 25 million share limit , the Board of Directors will scale back applications on a pro rata basis. Excess subscription monies will be refunded (without interest).

032665_00LADC

The Issue Price

Shares will be issued under the Plan at A$0.30, which is equivalent to the weighted average market price of all ordinary shares in Phosphagenics traded during the ordinary course of trading on the Australian Stock Exchange Limited ("ASX") during the five days on which shares were traded immediately preceding the announcement to the ASX of the offer on 12 December 2006, less a discount of 17.2%. In calculating the number of shares to be issued at this price the Company will round-down to the next whole share.

The offer closes on Friday 19 January 2007.

To participate in the offer you will need to return your completed Offer and Acceptance Form, together with your cheque for the full amount to which your acceptance relates, in the enclosed envelope so that we receive it by no later than Close of Business on 5.00 p.m. Melbourne on Friday 19 January 2007.

Attached for your information is a schedule of recent market prices and indicative Plan issue prices based upon the issue price formula.

In deciding whether to take up the enclosed offer of shares, you should seek your own independent financial and taxation advice in respect of the offer.

If you have any questions in relation to the Plan, please contact Phosphagenics Company Secretary, Mourice Garbutt, on (03) 9605 5917.

Yours sincerely
Phosphagenics Limited



Andrew Vizard
Chairman

Phosphagenics Limited ("POH")
(ABN 32 056 482 403)

SHARE PURCHASE PLAN 2006/07 ("PLAN")

Terms and Conditions

Participation

Participation in the Plan is open for acceptance only by all persons who, as at the Record Date of Monday 18 December 2006 ("**Record Date**"), were registered and eligible holders of ordinary shares in Phosphagenics Limited ("POH" or "Phosphagenics" or the Company"), except those holders whose registered address is outside Australia; New Zealand or United Kingdom of Great Britain (because it is unlawful or impractical for Phosphagenics to issue offers under the Plan to the extremely small number of holders involved).

Participation in the Plan is optional and is subject to these terms and conditions.

Offers

Offers made under the Plan are non-renounceable and only capable of being accepted by eligible holders as at Record Date and shares will be issued only to the registered holder to whom they are offered.

Each offer is made on the same terms and conditions. All eligible registered holders of Phosphagenics receive the same offer, irrespective of the number of shares which they hold on the Record Date.

The maximum value of shares for which each entitled holder may subscribe under each offer is A$5,000. This limit applies to each PERSON, as defined in the Australian Securities and Investments Commission Class Order 02/831, even if shares are held in more than one capacity – for example, as a sole holder and as a first (or subsequent) named holder of two or more joint holders i.e. the maximum amount offered for which a PERSON can accept is A$5,000. However, a trustee or nominee expressly noted on the register may receive an offer for each occasion they are separately recorded as a trustee or nominee for a different beneficiary named on that register.

Issue Price

Shares will be issued under the Plan at A$0.30, which is equivalent to the weighted average market price of all ordinary shares in Phosphagenics traded during the ordinary course of trading on the Australian Stock Exchange Limited ("ASX") during the five days on which shares were traded immediately preceding the announcement to the ASX of the offer on 12 December 2006, less a discount of 17.2%. In calculating the number of shares to be issued at this price the Company will round-down to the next whole share.

Share Purchase Plan – Scale Back

The Plan is established pursuant to the Australian Securities & Investments Commission Class Order 02/831 and the ASX Listing Rules.

The Board has determined that the aggregate maximum number of shares that will be issued under the Plan will not exceed 25 million ordinary fully paid shares in the issued capital of the Company.

Should applications for eligible holders for participation in the Plan in aggregate exceed the 25 million share limit, the Board of Directors will scale back applications on a pro rata basis. Excess subscription monies will be refunded (without interest).

Costs of Participation

No brokerage, commission, stamp duty or other transaction cost will be payable by a shareholder in respect of an issue of shares under the Plan.

Issue of Shares

Phosphagenics will issue shares pursuant to an offer under the Plan as soon as reasonably practicable after the closing date and will promptly apply for those shares to be quoted on the ASX.

Phosphagenics will, within the period required by the ASX Listing Rules, send each participant a holding statement in respect of any shares issued under the Plan.

Shares issued under the Plan will rank equally with all other ordinary shares in Phosphagenics and will therefore carry the same voting rights, dividend rights and other entitlements as those shares from the date of issue.

Acceptance of Offers

An offer to participate in the Plan may be accepted by a registered holder only by completing and returning the personalised acceptance form provided by Phosphagenics, together with the appropriate payment for the amount to which the acceptance relates, by no later than the offer closing date, Friday 19 January 2007.

Payment may be made only by cheque in Australian dollars drawn on an Australian bank made payable to the Company.

If one or more acceptance forms are received by a registered shareholder in relation to shares with a value greater than A$5,000, the shareholder will be issued with the maximum number of shares permitted by the Plan and the excess subscription monies will be refunded (without interest).

If a registered holder subscribes for an amount which is not exactly divisible by the issue price for the shares, in calculating the number of shares to be issued, all fractional entitlements will be rounded down to the nearest whole number. Phosphagenics will not refund any resulting small excess in subscription monies which will be deemed to form part of the aggregate subscription price of the shares.

Shareholders should consult their taxation or investment advisers to clarify the financial and taxation implications for them of subscribing for shares under the Plan.

Notwithstanding any other provision of these terms and conditions, the Board may, at its discretion, reject any application form which:

(a) is incomplete, incorrectly filled out or accompanied by a cheque which is not paid in full on first presentation;

(b) the Board believes is completed by:

(i) a U.S. Person (as defined in the U.S. Securities Act of 1933) (**U.S. Person**) or a person acting for the account or benefit of a U.S. Person; or

(ii) a person within the United States or a person acting for the account or benefit of a person within the United States;

(collectively, **Prohibited Persons**); or

(c) the Board believes is completed by a person within, or a person acting for the account or benefit of a person within, another jurisdiction where, in the reasonable opinion of the Board, it would be unlawful or impractical for the Company to issue the shares.

Amendment of the Plan

The directors of Phosphagenics may, in their discretion, amend, suspend or terminate the Plan at any time (including, without limitation, by extending the offer closing date). Phosphagenics will notify ASX of any amendment, suspension or termination of the Plan, but failure to do so will not invalidate the amendment, suspension or termination. Phosphagenics may issue to any person fewer shares than subscribed for under the Plan (or none at all) if Phosphagenics believes that the issue of those shares would contravene any law or the ASX Listing Rules.

Administration and Dispute Resolution

Phosphagenics principal objective in administering the Plan is to facilitate maximum participation consistent with compliance with ASIC Class Order CO 02/831 and all applicable laws and efficient administrative practices.

Phosphagenics may adopt any administrative procedures it thinks appropriate in relation to the Plan.

Phosphagenics may settle, in any manner it thinks fit, any difficulties, anomalies or disputes which may arise under or in connection with the operation of the Plan, whether generally or in relation to any participant or class of participants, offer, acceptance or shares, and the decision of Phosphagenics will be conclusive and binding on all participants and other persons to whom the determination relates.

Phosphagenics reserves the right to waive compliance with any provision of these terms and conditions.

Notices

Notices and statements to participating shareholders may be given in any manner determined by Phosphagenics.

Privacy Act

Chapter 2C of the *Corporations Act 2001* (Cth) (the **Act**) requires information about shareholders (including name, address and details of the shares held) to be included in

Phosphagenics's public register. If a shareholder ceases to be a shareholder, Chapter 2C of the Act requires this information to be retained in Phosphagenics's public register. These statutory obligations are not altered by the *Privacy Act 1988* (Cth) as amended. Information is collected to administer shareholders' security holdings.

PHOSPHAGENICS LIMITED

SCHEDULE OF MARKET PRICES FOR THE PERIOD : 2 OCTOBER to 8 DECEMBER 2006

DATE		DAILY VOLUME OF SHARES TRADED	DAILY VALUE A$	WEIGHTED DAILY AVERAGE cents/share	ROLLING 5 DAY WEIGHTED AVERAGE cents/share	82.759% WEIGHTED AVERAGE cents/share
October	2	296,735	106,756	35.98	n.a.	n.a.
October	3	78,665	28,285	35.96	n.a.	n.a.
October	4	27,249	9,703	35.61	n.a.	n.a.
October	5	39,186	14,107	36.00	n.a.	n.a.
October	6	36,189	13,032	36.01	35.96	29.76
October	9	67,500	24,325	36.04	35.95	29.76
October	10	51,000	18,615	36.50	36.08	29.86
October	11	82,101	29,717	36.20	36.16	29.93
October	12	2,582,710	957,319	37.07	36.99	30.61
October	13	201,964	74,702	36.99	37.00	30.62
October	16	156,906	58,347	37.19	37.03	30.65
October	17	134,396	50,458	37.54	37.07	30.67
October	18	185,180	69,852	37.72	37.12	30.72
October	19	73,586	27,539	37.42	37.35	30.91
October	20	149,200	55,565	37.24	37.43	30.98
October	23	211,015	75,515	35.79	37.02	30.64
October	24	43,248	15,522	35.89	36.84	30.49
October	25	72,802	26,259	36.07	36.45	30.16
October	26	70,670	25,480	36.05	36.26	30.01
October	27	126,165	45,218	35.84	35.88	29.70
October	30	75,000	26,383	35.18	35.80	29.63
October	31	41,543	14,540	35.00	35.70	29.55
November	1	255,305	84,288	33.01	34.45	28.51
November	2	536,956	171,215	31.89	33.01	27.32
November	3	339,114	111,487	32.88	32.69	27.05
November	6	391,840	127,035	32.42	32.50	26.90
November	7	105,503	33,541	31.79	32.39	26.81
November	8	172,797	54,132	31.33	32.17	26.62
November	9	185,400	58,453	31.53	32.20	26.65
November	10	172,000	53,990	31.39	31.84	26.35
November	13	237,501	73,443	30.92	31.33	25.93
November	14	101,564	30,864	30.39	31.16	25.79
November	15	384,535	128,884	33.52	31.97	26.46
November	16	162,750	55,893	34.34	32.42	26.83
November	17	308,076	108,476	35.21	33.28	27.55
November	20	633,632	227,933	35.97	34.71	28.72
November	21	249,540	89,344	35.80	35.12	29.06
November	22	321,333	115,713	36.01	35.66	29.51
November	23	107,706	38,743	35.97	35.81	29.64
November	24	358,646	133,097	37.11	36.20	29.96
November	27	325,997	123,190	37.79	36.68	30.36
November	28	339,164	129,215	38.10	37.17	30.76
November	29	287,351	110,455	38.44	37.69	31.19
November	30	463,816	180,612	38.94	38.12	31.55
December	1	201,658	77,209	38.29	38.36	31.75
December	4	332,951	125,212	37.61	38.32	31.71
December	5	292,084	103,901	35.57	37.86	31.33
December	6	100,758	36,223	35.95	37.60	31.12
December	7	54,000	19,204	35.56	36.86	30.50
December	8	172,500	60,695	35.19	36.25	30.00
TOTALS		12,397,487	4,429,686	35.73		29.57
DATE		DAILY VOLUME OF SHARES TRADED	DAILY VALUE A$	WEIGHTED DAILY AVERAGE cents/share	ROLLING 5 DAY WEIGHTED AVERAGE cents/share	82.759% WEIGHTED AVERAGE cents/share

PHOSPHAGENICS

Phosphagenics Limted
ABN 32 056 482 403

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1300 850 505
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2529
web.queries@computershare.com.au

Securityholder Reference Number (SRN)

MR JOHN SAMPLE
FLAT 123
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN VIC 3030

I 1234567890 IND

Entitlement Number:	
Record Date:	18 December 2006
Offer Closes:	5:00pm (AEDT) 19 January 2007
Price per Share:	A$0.30

Share Purchase Plan Application Form

IMPORTANT:
This is an important document which requires your immediate attention. If you are in any doubt as to how to deal with this form please consult a professional adviser. Pursuant to the terms and conditions of the Phosphagenics Limited Share Purchase Plan ("SPP") contained in the letter to Phosphagenics Limited shareholders dated 12 December 2006, Phosphagenics Limited is offering eligible shareholders the opportunity to purchase Ordinary Fully Paid Shares up to a maximum value of A$5000.00 per eligible shareholder. **If you do not wish to purchase additional shares under this offer there is no need to take action.**

By making your payment, you agree to be bound by the Constitution of Phosphagenics Limited and agree that the submission of this payment constitutes an irrevocable offer to you by Phosphagenics Limited to subscribe for Phosphagenics Limited Shares on the terms of the SPP. In addition, by submitting this Application Slip you certify that the aggregate of the application price paid by you for:

- the Shares the subject of this Application Slip; and
- any other shares and interests in the class applied for by you under the Share Purchase Plan or any similar arrangement in the 12 months prior to the date of submission of this Application Slip, does not exceed $5,000.00.

METHOD OF ACCEPTANCE
Your cheque, Bank Draft or Money Order should be in Australian dollars and drawn on an Australian bank made payable to 'Phosphagenics Limited Share Purchase Plan Account' for the relevant amount and crossed 'Not Negotiable'. Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected.

Your application slip and cheque, Bank Draft or money order must be received by the share registry before the close of the offer 5:00pm (AEDT) on 19 January 2007. You should allow sufficient time for this to occur. A reply paid envelope is enclosed for shareholders in Australia. UK and New Zealand holders will need to affix the appropriate postage. Your Application Slip should be returned in the envelope provided or delivered to Computershare Investor Services Pty Limited ("CIS") at the address shown on the reverse of this form. Refer overleaf for instructions.

Phosphagenics Limited may make determinations in any manner it thinks fit, in relation to any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the SPP whether generally or in relation to any participant or application. Any determinations by Phosphagenics Limited will be conclusive and binding on all eligible shareholders and other persons to whom the determination relates. Phosphagenics Limited reserves the right to waive strict compliance with any provision of the terms and conditions of the SPP, to amend or vary those terms and conditions and to suspend or terminate the SPP at any time. Any such amendment, variation, suspension or termination will be binding on all eligible shareholders even where Phosphagenics Limited does not notify you of that event.

This offer is non-renounceable - No Signature is required
Return Application Slip and Cheque, Bank Draft or Money Order in the envelope provided

POH SPRM

Pin cheque(s) here Do not staple.

Please see overleaf for Payment Options

PHOSPHAGENICS **Phosphagenics Limited**
ABN 32 056 482 403

Entitlement Number: <xxxxxxxxxx>

I/We wish to purchase shares:

3334 shares or A$1000.20	OR 6667 shares or A$2000.10	OR 10,000 shares or A$3000.00	OR 13,334 shares or A$4000.20	OR 16,666 shares or A$5000.00	OR any other amount less than A$5000.00

* These share amounts may be subject to scale-back in accordance with the terms of the SPP.

Payment Details

Drawer	Cheque Number	BSB Number	Account Number	Amount of cheque
				A$

Make your cheque or bank draft payable to Phosphagenics Limited - Share Purchase Plan Account

Enter your contact details

Contact Name	Telephone Number - Business Hours / After Hours
	( )

Instructions

Payment Details

Make your cheque, bank draft or money order payable to Phosphagenics Limited - Share Purchase Plan Account in **Australian currency an** cross it Not Negotiable. Your cheque or bank draft must be drawn on an Australian Bank. Please ensure you submit the correct amount. Incorrect payments may result in your application being rejected.

Complete cheque details in the boxes provided.

Cheques will be processed on the day of receipt and as such, sufficient cleared funds must be held in your account as cheques returned unpaid may not be re-presented and may result in your Application being rejected. Pin (do not staple) your cheque(s) to the Share Purchase Plan Application Slip where indicated. Cash will not be accepted. A receipt for payment will not be forwarded.

Contact Details

Enter your contact details. These are not compulsory but will assist us if we need to contact you: refer to privacy statement.

Lodgement of Application

Application Slips must be received at the Melbourne office of CIS by no later than 5:00pm (AEDT) on 19 January 2007. You should allow sufficient time for this to occur. The postal acceptance rule does not apply to the Share Purchase Plan. A reply paid envelope is enclosed for shareholders in Australia. UK and New Zealand holders will need to affix the appropriate postage.

Return the Application Slip with cheque(s) attached:

By Mail
Phosphagenics Limited -Share Purchse Plan
Computershare Investor Services Pty Limited
GPO BOX 505
Melbourne, Victoria 8060
AUSTRALIA

In Person
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford, Victoria 3067

SPRM

Privacy Statement

Personal information is collected on this form by Computershare Investor Services Pty Limited ("CIS"), as registrar for Phosphagenics Limited ("the issuer"), for the purpose of maintaining registers of securityholders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by CIS, or you would like to correct information that is inaccurate, incorrect or out of date, please contact CIS. In accordance with the Corporations Act 2001, you may be sent material (including marketing material) approved by the issuer in addition to general corporate communications. You may elect not to receive marketing material by contacting CIS. You can contact CIS using the details provided on the front of this form or E-mail privacy@computershare.com.au

POH

If you have any enquiries concerning this form or your entitlement, please contact CIS on 1300 850 505.
This form may not be used to notify your change of address. For information, please contact CIS on 1300 850 505 or visit www.computershare.com
(certificated/issuer sponsored holders only).
CHESS holders must contact their Controlling Participant to notify a change of address.

MALLESONS STEPHEN JAQUES

20 December 2006

Company Announcements Manager
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000
Fax 1900 999 279

Dear Sirs

Phosphagenics Limited

We act for Orbis Global Equity Fund Limited ("**Orbis**").

We attach an ASIC Form 604 (Notice of change of interests of substantial holder) issued by Orbis under Part 6C.1 of the Corporations Act 2001 (Cwlth) in relation to the shares in Phosphagenics Limited (ACN 056 482 403).

Yours sincerely

S. Abel

Simone Abel
Solicitor
Direct line +61 2 9296 2593
Direct fax +61 2 9296 3999
Email simone.abel@mallesons.com

Greg Golding
Partner
Direct line +61 2 9296 2164
Direct fax +61 2 9296 3999
Email greg.golding@mallesons.com

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Phosphagenics Limited

ACN/ARSN: 056 482 403

1. Details of substantial holder (1)

Name: Orbis Global Equity Fund Limited and the entities listed in table 1 of Annexure A

ACN/ARSN (if applicable): n/a

There was a change in the interests of the substantial holder on: 18/12/06

The previous notice was given to the company on: 25/11/05

The previous notice was dated: 24/11/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	60,645,634	11.10	82,233,371	14.18

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
18/12/06	Orbis Global Equity Fund Limited	Acquisition of shares – Share Placement Agreement	AUS$ 2,583,000	8,610,000	8,610,000
9/2/06 - 18/12/06	See Annexure A Tables 1 and 3	Acquisition of shares – Share Placement Agreement			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	HSBC Custody Nominees (Australia) Ltd. as nominee of Orbis Global Equity Fund Limited	Registered Holder	Ordinary 53,820,634	53,820,634
See Annexure A Tables 2 and 3					

form604(phosphagenics1)(2)

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/a	N/a

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Orbis Global Equity Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda
See Annexure A Tables 1, 2 and 3	

Signature

print name Stefanie Nesse Capacity Authorised Signatory

sign here [signature] date 19.12.06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

CENTENNIAL COAL COMPANY LIMITED ACN 30 003 714 538

THIS IS ANNEXURE A OF 3 PAGES REFERRED TO IN FORM 604

print name Stefanie Nesse Capacity Authorised Signatory

sign here [signature] date 19.12.06

Table 1 – Changes in Relevant Interests (Continued)

Date of Change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
1/1/06	Orbis Capital Limited of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Disposition of Shares	AUS$ 2,040,850.00	Ordinary 8,330,000	8,330,000
18/12/06	Orbis Optimal SA Fund Limited of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Acquisition of Shares– Share Placement Agreement	AUS$ 139,500.00	Ordinary 465,000	465,000
18/12/06	Orbis SICAV –Global Equity Fund of 40 Avenue Monterey L-2163, Luxembourg	Acquisition of Shares– Share Placement Agreement	AUS$ 801,000.00	Ordinary 2,670,000	2,670,000
18/12/05	Orbis Optimal Global Fund LP of LPG Building, 34 Bermudiana Road, Hamilton, HM11, Bermuda	Acquisition of shares - Share Placement Agreement	AUS$ 36,000.00	Ordinary 120,000	120,000
18/12/06	Orbis MIS – Orbis Global Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Acquisition of Shares– Share Placement Agreement	AUS$ 229,500.00	Ordinary 765,000	765,000
22/12/05 - 18/12/06	Orbis SICAV –Asia ex Japan Equity Fund of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Acquisition of Shares– Share Placement Agreement	AUS$ 2,288,040.00	Ordinary 9,092,000	9,092,000
1/1/06 – 18/12/06	Orbis MIS – Orbis/SM Australia Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Acquisition of Shares– Share Placement Agreement	AUS$ 2,104,894.70	Ordinary 6,990,737	6,990,737
25/11/05 - 18/12/06	GA Fund –L Equity Deep Value World TP c/o Orbis, LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Acquisition of Shares–Share Placement Agreement	AUS$ 1,205,000.00	Ordinary 1,205,000	1,205,000

Table 2 – Present Relevant Interests (Continued)

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Orbis Optimal SA Fund Limited of LPG Building, 34 Bermudiana Road, Hamilton, HM 11,	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Westpac Custodian Nominees as nominee of Orbis Optimal SA Fund Limited	Registered Holder	Ordinary 2,335,000	2,335,000

Bermuda					
Orbis SICAV – Global EquityFund of 40 Avenue Monterey L-2163, Luxembourg	Westpac Custodian Nominees as nominee of Orbis SICAV Global Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Global Equity Fund Limited	Registered Holder	Ordinary 6,080,000	6,080,000
Orbis Optimal Global Fund LP of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Westpac Custodian Nominees as nominee of Orbis Optimal Global Fund LP	Registered Holder	Ordinary 820,000	820,000
Orbis MIS – Orbis Global Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis Global Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis Global Equity Fund	Registered Holder	Ordinary 1,890,000	1,890,000
Orbis SICAV – Asia ex Japan Equity Fund of LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Westpac Custodian Nominees as nominee of Orbis SICAV Asia ex-Japan Equity Fund Limited	Registered Holder	Ordinary 9,092,000	9,092,000
Orbis MIS – Orbis/SM Australia Equity Fund of Level 2, 575 Bourke Street Melbourne VIC 3000	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Westpac Custodian Nominees as nominee of Orbis MIS – Orbis/SM Australia Equity Fund	Registered Holder	Ordinary 6,990,737	6,990,737
GA Fund – L Equity Deep Value World TP c/o Orbis, LPG Building, 34 Bermudiana Road, Hamilton, HM 11, Bermuda	ANZ Nominees Ltd as nominee of GA Fund – L Equity Deep Value World TP	ANZ Nominees Ltd as nominee of GA Fund – L Equity Deep Value World TP	Registered Holder	Ordinary 1,205,000	1,205,000

Table 3

The following entities, by reason of their relationship as associates, have a relevant interest in 82,233,371 ordinary securities of Phosphagenics Limited

Name	Address	ACN	Nature of association
Orbis Holdings Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling shareholder of substantial holders
Pictet Overseas Trust Corporation and Pictet Trustee Company SA	Bayside Executive Park West Bay Street, Nassau, Bahamas	n/a	Controlling entity of Orbis Holdings Limited
Orbis World Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlling entity of Orbis Holdings Limited
Orbis Investment Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Asset Management Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged Global Fund L.P.	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Administration Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Research Limited	1017,3 Danji Kings Garden Office 72, Naesu-Dong Jongro-Gu Seoul 110-070 Korea	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (MIS) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Triple Blue Holdings Limited	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited

Name	Address	ACN	Nature of association
Orbis Mansfield Street Properties Ltd	Romasco Place Wickhams Cay 1 PO Box 3140, Road Town, Tortola British Virgin Islands	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Management (BVI) Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Investment Advisory Pty Limited	Level 2 Chalis House, 4 Martin Place Sydney NSW 2000	101 387 964	Controlled by Orbis Holdings Limited
Orbis Holdings (Australia) Pty Limited	Level 2 Chalis House, 4 Martin Place Sydney NSW 200	112 315 325	Controlled by Orbis Holdings Limited
Orbis Investment Management (Australia) Pty Limited	Level 2 Chalis House, 4 Martin Place Sydney NSW 200	112 316 168	Controlled by Orbis Holdings Limited
Orbis Optimal (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Africa Equity (Rand) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Optimal (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Leveraged (Euro) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Opportunity Master Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Japan Equity (US$) Fund Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited
Orbis Access Limited	LPG Building, 34 Bermudiana Road, Hamilton HM 11, Bermuda	n/a	Controlled by Orbis Holdings Limited

PHOSPHAGENICS

14th December 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

re: Phosphagenics completes Phospha-E® pre-clinical studies with Nestlé Nutrition

Attached for release to the market is an announcement reporting that Phosphagenics has completed its full dose-response pre-clinical studies of Phospha-E® in the prevention and treatment of cardiovascular disease and metabolic syndrome.

These trials follow on from the report submitted to the Exchange in April 2006 announcing that Phosphagenics had signed a research agreement with Nestlé Nutrition to develop its product Phospha-E® for use in Nestlé Nutrition's products.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/Phospha-E dose response pc 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Phosphagenics completes Phospha-E® pre-clinical trials with Nestlé Nutrition

Studies verify the potential benefits of Phospha-E® in preventing and treating cardiovascular disease and metabolic syndrome

Melbourne; 14th December 2006

Key points:

- Phosphagenics has completed the two pre-clinical studies undertaken as part of a Nestlé Nutrition research agreement to commercialise Phospha-E® for use in nutritional products.
- Phospha-E® significantly reduced the specific biomarkers associated with metabolic syndrome, inflammation and cardiovascular disease, consistent with the results from previous studies.
- The studies also determined the most appropriate dose of Phospha-E® required to treat metabolic syndrome and cardiovascular disease, allowing for the commencement of human clinical trials.

Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) announced today that it had completed its Phospha-E® pre-clinical trial program with Nestlé Nutrition. This milestone has cleared the way for Nestlé Nutrition to decide whether it will exercise its option to further develop Phospha-E®.

The collaborative study, announced in April 2006, was part of an agreement made between Phosphagenics and Nestlé Nutrition to develop Phosphagenics' patented vitamin E product, Phospha-E®, for use as a nutritional product in the prevention and treatment of metabolic syndrome.

The final results of the two pre-clinical multi-dose response trials confirmed that when given orally, Phospha-E® significantly reduced many of the key biomarkers associated with metabolic syndrome, inflammation and cardiovascular disease. Additionally, the most appropriate dosage required to commence human clinical trials was also determined.

In these trials, animals treated with varying doses of Phospha-E® were shown to have statistically significant reductions in key parameters such as plaque formation, aortic vascular dysfunction, cholesterol, triglycerides and LDL-C (so-called bad cholesterol).

Dr Esra Ogru, Executive Director of Research and Development at Phosphagenics said: "These results further build on our findings from previous pre-clinical trials that Phospha-E® has the potential to reduce cardiovascular disease, and now allows us to commence human clinical trials."

Harry Rosen, Managing Director of Phosphagenics added: "While we need to wait until Nestlé Nutrition decides whether to exercise its option, these findings are a very positive step towards the commercialisation of Phospha-E® in the specialised nutrition market. Phosphagenics is looking forward to continuing to work with Nestlé Nutrition, one of the world's leading specialised nutrition companies."

ENDS....

APPENDIX AND NOTES TO EDITORS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

About Nestlé Nutrition
Nestlé Nutrition is an autonomous business within Nestlé managing and developing the group's speciality nutrition brands. Through science-based nutrition products and services, Nestlé Nutrition helps enhance the quality of people's lives by supporting health and providing care for specific consumer groups with special nutrition needs at every stage of life.

About 14 600 employees in more than 100 countries are part of Nestlé Nutrition. Its product portfolio – covering infant nutrition, healthcare nutrition, performance nutrition and weight management – includes such trusted and well-recognised brands as: NESTLÉ (comprising product brands NAN, LACTOGEN, NESLAC, CERELAC...), NUTREN, PEPTAMEN, POWERBAR, MUSASHI and JENNY CRAIG. More information at: www.nestlenutrition.com.

About the Phosphagenics Ltd/ Nestlé Nutrition Research Agreement
Under the terms of the agreement, Nestlé Nutrition has been contributing funding towards two full dose-response pre-clinical studies in return for obtaining an option to exclusively license Phospha-E® for use as a nutritional product, targeting the prevention and treatment of metabolic syndrome. Given that the pre-clinical trials are now complete, Nestlé Nutrition has the opportunity to exercise this licence option upon payment of an option fee.

If Nestlé Nutrition exercises this option, the agreement requires that Nestlé Nutrition will launch within 12 months of regulatory approval a product with health claims for metabolic syndrome, and that Phosphagenics will be responsible for the manufacture of, and sale to, Nestlé Nutrition of Phospha-E®.

Phospha-E®

Phospha-E® is a patented derivative of vitamin E that has superior properties compared to its parent molecule. For example, Phospha-E® has been shown to be better absorbed than vitamin E, both orally and through the skin, to lower cholesterol & triglycerides, prevent the formation of plaque in heart arteries, as well as having unique anti-inflammatory properties.

Phospha E® has applications across all three nutraceutical market segments, and is currently sold internationally as a dietary supplement by Zila Nutraceuticals Inc (under the name of Ester-E™) and is marketed worldwide in the personal care market as Vital ET™ by ISP Corporation.

About metabolic syndrome

Metabolic syndrome is a multifactorial risk factor for cardiovascular disease and diabetes. The root causes of metabolic syndrome are overweight/obesity, physical inactivity, and genetic factors. It is estimated that about 27% of adults in the US have metabolic syndrome and that one in three overweight or obese people in the US have this condition. The condition is being diagnosed with increasing frequency.

Contact details:

Dr Esra Ogru
Phosphagenics Ltd
Executive Director Research & Development
+61 3 9605 5900 or +61 (0)402 080 846

Mr Harry Rosen
Phosphagenics Ltd
Managing Director
+61 3 9605 5900 or +61 (0)421 322 757

Sue Williams

From: ASX.Online@asx.com.au
Sent: Thursday, 14 December 2006 9:44 AM
To: Mourice Garbutt
Subject: POH - ASX Online e-Lodgement - Confirmation of Release

407958.pdf (55 KB)

ASX confirms the release to the market of Doc ID: 407958 as follows: Release Time: 14-Dec-2006 09:43:41 ASX Code: POH File Name: 407958.pdf Your Announcement Title: POH - Nestle Nutrition - Phospha-E pre-clinical trials

PHOSPHAGENICS

13 December 2006

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : Phosphagenics Limited

CAPITAL RAISING – A$10 MILLION PLACEMENT COMPLETED

Further to the Company's announcement to the Exchange yesterday, 12 December, about the raising of up to A$10 million by way of placement at an issue price of A$0.30 a share.

The Board of Directors is pleased to announce that it has been advised by the Lead Manager, BBY Limited, that firm commitments we have been received for the A$10 million.

Subject to the clearance of funds it is expected that the 33,333,333 new ordinary fully paid shares will be formally allotted on Monday 18 December 2006.

This allotment increases the issued share capital to 580,105,848 shares (POH).

In summary the issued securities of the Company now comprise:

	ASX CODE	
QUOTED		
Ordinary Shares	(POH)	580,105,848
June 2009 (20 cents)	(POHOB)	59,632,673
TOTAL QUOTED SECURITIES		639,738,521
UNQUOTED		
ESOP Options	**(MISC)**	3,800,000
Other Options	**(POHAK)**	500,000
TOTAL UNQUOTED SECURITIES		4,300,000

Enclosed is an Appendix 3B Notice covering the issue of new shares and applying for the quotation of the shares under ASX Code : POH.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\capital raising 13 12 06

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PHOSPHAGENICS LIMITED

ABN

32 056 482 403

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,333,333 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	PLACEMENT OF SHARES TO CLIENTS OF LEAD MANAGER, BBY LIMITED, AT A$0.30 A SHARE

+ See chapter 19 for defined terms.

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5 Issue price or consideration	A$0.30 A SHARE
6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	TO PROVIDE FUNDS FOR THE COMPANY'S DEVELOPMENT OF ITS PORTFOLIO OF SCIENTIFIC PATENTS AND THEIR COMMERCIALISATION
7 Dates of entering +securities into uncertificated holdings or despatch of certificates	18 DECEMBER 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
580,105,848	ORDINARY SHARES (POH)
59,632,673	JUNE 2009 OPTIONS (POHOB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,800,000	ESOP OPTIONS (MISC)
500,000	OTHER OPTIONS (POHAK)

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	ALL NEW SHARES TO RANK EQUALLY

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... (Company Secretary) Date: 13 DECEMBER 2006

Print name: MOURICE GARBUTT

p\asx\3b placement 13 12 06

+ See chapter 19 for defined terms.

12 December 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

re: **Phosphagenics announces a Share Placement of up to $A10m and $A5m fully underwritten Share Purchase Plan offer**

Attached for release to the market is an announcement regarding a share placement of up to $A10m. Also included are the details of an invitation to eligible Phosphagenics Limited shareholders to participate in the Company's upcoming Share Purchase Plan.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/share placement Dec 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Phosphagenics announces a Share Placement of up to $A10m and $A5m Share Purchase Plan

12 December 2006

Key points:

- Phosphagenics to raise up to $A10.0 million via the placement of up to 33.3 million new fully paid ordinary shares at 30 cents per share.
- Phosphagenics plans to raise additional funds via a Share Purchase Plan underwritten to the value of $A5.0 million, or16.7 million fully paid ordinary shares. This Share Purchase Plan will be capped at $A7.5 million (25.0 million new fully paid ordinary shares).
- Both these capital raisings will provide funds for Phosphagenics' core R&D programs, in particular, its Phase II transdermal insulin trials, as well as for general working capital.

Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) has announced that it will raise up to $A10.0 million via the placement of up to 33.3 million new fully paid ordinary shares to leading international and domestic institutions, as well as some sophisticated investors. The shares will be placed at 30 cents per share. BBY Limited is Lead Manager to the placement.

Additionally, Phosphagenics' Board of Directors is pleased to announce details of the 2006 Share Purchase Plan ("SPP"), which provides eligible shareholders the opportunity to purchase up to $A5,000 worth of new, fully paid shares at 30 cents per share without brokerage costs and at a discount to the market price. The SPP will be underwritten by BBY Limited to a minimum of 16.7 million shares ($A5.0 million) and will not exceed 25.0 million shares ($A7.5 million). Full details of the SPP will be set out in the documentation, which will be mailed to eligible shareholders.

Mr Harry Rosen, Managing Director of Phosphagenics said: "The Company is extremely pleased with the interest shown by both international and local investors in the share placement, and believe this interest reflects a broad confidence in its ability to meet milestones and deliver results, such as the recent successful Phase I transdermal insulin trial in which the Company's patented technology delivered insulin through the skin in humans."

"In addition, existing shareholders are to be offered the opportunity to increase their equity in the Company at the same discounted share price offered to investors participating in the share placement.

"The share placement and Share Purchase Plan funds will primarily be used to advance the transdermal insulin technology in Phase II trials and to further develop other core R&D programs as well as providing working capital," he said.

The R&D programs which will be supported by the raised funds include:

- Transdermal TPM-02/insulin - small scale Phase II studies in Australia in the first half of 2007, following on with larger studies in the US.
- The preparation and filing of a US Food & Drug Administration Investigational New Drug Application for TPM-02/Insulin.
- Transdermal morphine - completion of the Phase IIa study in early 2007.
- GTP-0805 – progression to a Phase I study planned for third quarter 2007.

- APA-01/Statin – progression to a Phase I study planned for fourth quarter 2007.
- Development of a patch system for applying Phosphagenics' transdermal delivery technology to the skin.

ENDS....

APPENDIX AND NOTES TO EDITORS

About the Share Placement

The Australian share placement will be managed by BBY Limited.

These new shares are expected to commence trading on or around Tuesday 19 December 2006 and will bring the total number of fully paid shares on issue to approximately 580.1 million.

About the Share Purchase Plan

Phosphagenics' Board of Directors has resolved to activate the Share Purchase Plan ("SPP") to give eligible shareholders the opportunity to top up their holdings in the Company's shares at a price of 30 cents per share. Registered holders may subscribe for up to $A5,000 worth of new, fully paid ordinary shares without brokerage costs and at a discount to the market price. The number of shares to be issued under this underwritten SPP will be a minimum of 16.7 million and a maximum of 25.0 million.

The right to participate in the SPP is available exclusively to Australian, New Zealand and United Kingdom shareholders who are registered as holders of fully paid ordinary shares as at 5.00pm (Australian Eastern Standard Time) on 18 December 2006. Full details of the SPP will be set out in the letter which will be mailed to eligible shareholders.

The key plan dates are:

1: Record date to establish entitlement to participate – 18 December 2006
2: Despatch of documents to eligible shareholders - 20 December 2006
3: Closing date – 19 January 2007
4: Issues of shares (subject to cleared funds) – 24 January 2007
5: Trading of new shares – 29 January 2007

This plan is being underwritten to the value of $A5.0 million (16.7 million shares) by BBY Limited.

About Phosphagenics Limited

Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program

has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Contact details:
Mr Harry Rosen
Phosphagenics Ltd
Managing Director
+61 3 9605 5900 or +61 (0)421 322 757

ASX

AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

8 December 2006

Phosphagenics Limited

TRADING HALT

The securities of Phosphagenics Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Tuesday, 12 December 2006 or when the announcement is released to the market.

Security Code: POH
POHOB

Julia Kagan
Senior Adviser, Issuers (Melbourne)

PHOSPHAGENICS

8 December 2006

Ms Julia Kagan
Companies Section
ASX Limited
Level 45, South Tower
525 Collins Street
Melbourne Vic 3000

Dear Ms Kagan

re : PHOSPHAGENICS LIMITED

TRADING HALT REQUEST

Phosphagenics Limited ("POH") requests a trading halt in accordance with Listing Rule 17.1.

The reason for the trading halt request is that the Company expects to shortly make an announcement detailing the results of a capital raising.

POH is not aware of any reason why the trading halt should not be granted by ASX nor is it aware of any other relevant information in relation to this request.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
poh\asx\trading halt 08 12 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

13 November 2006

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited

Investor Information – Update

Attached for release to the market is a copy of the Company's updated power point presentation as may be given to investors from time to time.

For further information contact Katerina Karanikolopoulos, Vice-President, Business Development (Pharmaceuticals):

telephone:	*+613 9605 5925*
facsimile:	*+613 9605 5999*
mobile:	*+61 (0) 408 055 085*
e-mail:	*kkaranikolopoulos@phosphagenics.com*

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\investor information


"Delivering more"

Phosphagenics Limited

Investor Presentation
November 2006

This presentation contains forward-looking statements based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialise, actual results could vary materially from the Phosphagenics' expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations.

PHOSPHAGENICS

Phosphagenics Limited (POH)

Australian Listed Drug Delivery Company

- Australian Stock Exchange (POH)
- London Stock Exchange Alternative Investment Market (PSG)
- US Level 1 ADR (BNY:PPGNY)

Core Business – Pharmaceutical

- Drug Delivery
- Drug Enhancement

Divisions

Division	Technology	Stage of most advanced product
Pharmaceutical	• Drug delivery	• Phase 2
	• Drug enhancement	• Pre-clinical
Nutraceutical	• Phosphorylated actives for dietary supplements, functional foods, personal care	• Marketed
	• Delivery of cosmetic actives	• Development
Manufacturing	• Phosphorylated actives and carriers	• Scale-up

PHOSPHAGENICS

Pharmaceutical Deal -Transdermal

ALZA Corporation – Transdermal Platform

- World leader in drug delivery, particularly transdermal delivery
- Member of J&J Group

Development Agreement

- Phosphagenics is testing feasibility of delivering drugs nominated by ALZA using Phosphagenics' transdermal technology
- Funded by ALZA

PHOSPHAGENICS

Nutraceutical Deal - Nestlé

Nestlé Nutrition – Functional Foods

- World's largest food company
- Agreement signed end of April 2006

Research & Option Agreement

- Collaboration on dose response preclinical study of Phospha E™ – partly funded by Nestlé
- Nestlé has an option to negotiate a global exclusive license for nutritional products

Market

- Nutritional products with health claims for metabolic syndrome (includes diabetes and heart disease)

PHOSPHAGENICS

Pharmaceutical Product Pipeline

Product	Stage	Therapeutic Area	Estimated Global Market Size (US$ Billion)
Transdermal Delivery			
Confidential	ALZA (J&J) Development Agreement	-	-
Morphine (TPM-01)	Phase 2A	Pain	6.0 Narcotics
Insulin (TPM-02)	Phase 1	Diabetes	7.2 Insulin Therapies
Oxycodone (TPM-02)	Preclinical	Pain	6.0 Narcotics
Antipsychotic (TPM-02)	Research	Psychoses	16.3 Antipsychotics
Oral Drug Delivery & Enhancement			
APA-01 + Statin **APA-02**	Pre-clinical	Atherosclerosis	32.6 Cholesterol & Triglyceride Reducers
GTP-0805 + anticancer drug	Pre-clinical	Cancer treatment	20.1 Antineoplastics


"Delivering more"
Phosphagenics
Drug Delivery Technology

PHOSPHAGENICS

Phosphorylated Tocopherol

Effect of Phosphorylating Tocopherol

- Phosphorylation enhances the absorption of tocopherol through the skin and its oral bioavailability
- Phosphagenics discovered in 2002 that tocopheryl phosphate can also be used as a carrier to cargo other drugs through the skin
- This discovery lead to the development of Phosphagenics' transdermal delivery platforms

Transdermal Delivery Platforms

- TPM-01
- TPM-02

Oral Delivery

- Preliminary research indicates potential application to oral drug delivery also

PHOSPHAGENICS

TPM-01 & TPM-02 – Delivery System

	FEATURE		BENEFITS
1	**Can transport both small and large molecules**	→	*Technology applicable to a wide range of drugs*
2	**Do not disrupt or irritate the dermis**	→	*No skin irritation* *Maintains skin integrity*
3	**Possess intrinsic anti-inflammatory properties**	→	*Ability to overcome primary drug irritant properties*
4	**Allow for a sustained release of compounds from just one application**	→	*Flexible dosage regimens* *Longer therapeutic levels maintained*
5	**Rapidly penetrate the dermis (less than 1 hour)**	→	*Permits normal daily activities (e.g. showers, swimming)*
6	**Cost-effective to produce**	→	*Significant value add opportunity*
7	**Other routes of administration beyond transdermal under investigation**	→	*Can be produced in a wide range of presentations (powder, gel etc)*

Comparing Transdermal Delivery Platforms

Technology	Admin. Methods	Large molecule capability	Disrupts skin surface	Patient acceptability (convenience/ ease of use/ comfort)	Anti-inflamm properties	Potential application to oral & inhalation admin
Phosphagenics	**Gel or Patch**	**Y**	**N**	**Y**	**Y**	**Y**
Solvents & Enhancers (disrupt stratum corneum)	Patch/ Gel / Spray		Y			
Thermal Energy (creates microscopic channels in skin)	Patch & Activator Device	Y	Y			
Electrical Energy (creates microscopic channels in skin)	Battery operated device adhered to the skin	Y	Y			
Microneedles (penetrate the top layers of the skin creating channels)	Patch	Y	Y			
Laser (removes top layer of skin to allow drug passage)	Laser	Y	Y			

TPM-01 – Suggested Mechanism



Step 1
Weak interaction between Drug & phosphate
Morphine
Phosphate
Alpha-Tocopherol (Vitamin E)
Step 2
Tocopheryl Phosphate cargoes Drug through skin
Step 3
Drug dissociates from phosphate
Morphine
Phosphate
Alpha-Tocopherol (Vitamin E)

TPM-02 Nanosphere carrier



Figure a) Close-up of a TPM-02 nanosphere showing its multi-layered interior.



Figure b) Inside view of the TPM-02 nanosphere, showing how the drug to be delivered (in this case insulin) is positioned within the layers of the nanosphere.



Figure c) An example of where and how the TPM-02/Insulin gel may be applied to the skin.



Figure d) Close-up of the TPM-02/Insulin gel, showing the nanospheres in suspension.



Figure e) Close-up showing how the TMP-02/Insulin nanospheres' flexibility allows them to squeeze between the skins cells and travel towards the more vascular, deeper levels of the skin.



Figure f) A representation of three TPM-02/Insulin nanospheres delivering insulin over a sustained period into the blood stream.

Transdermal Morphine (TPM-01/M)
- Phase I Results

Mean plasma morphine concentrations reached therapeutic levels (>8ng/mL) within ~2 hours

Therapeutic levels maintained for at least 48 hours following a single administration

Phase 2a Pk/Pd study underway

Mean plasma morphine concentrations following a single dose



TPM-01/Morphine 100mg
Leading 60mg oral brand - once daily steady state levels*
Plama concentration (ng/mL)
40
35
30
25
20
15
10
5
0
0
5
10
15
20
25
30
35
40
45
50
Time (hours)

*Steady state plasma levels of morphine are achieved 2 to 3 days after initiation of once daily administration (*Source:* Published health professional information).

Shading denotes therapeutic blood levels.

About Diabetes

Market Size

- 20.8 million diabetics in the US, majority of which are Type II
- 194 million diabetics worldwide of which between 85% and 95% have Type II
- Estimated that by 2025 the number of diabetics globally will rise to 350 million
- Sales of $US 17.8 B for diabetes drugs in 2005 of which $US 7.2 B relate to insulin products



194 Million Diabetics
Type I
Type II
Treatment of Type II
Insulin 30%
Oral Agents 70%

PHOSPHAGENICS

Transdermal Insulin (TPM-02/Insulin)

Target Market

- Basal insulin market

Market Opportunity

- Many Type II diabetics are reluctant to commence injection based therapy and therefore exhibit poor compliance with therapy
- There is significant unmet need for non-injectable insulin products: e.g. Inhaled, Transdermal, Oral
- TPM-02/Insulin - potential to improve compliance and management of diabetes in Type II diabetics by offering alternative to injections

Market Positioning

- Marketed basal insulins all require injection
- Inhaled insulins – short acting, therefore not direct competitors

PHOSPHAGENICS

Transdermal Insulin – Phase 1 Study

Location & Investigators

- Conducted in Melbourne, July 2006
- Investigators Dr Leon Bach (Snr Endocrinologist, Alfred Hospital) and William Hsu MD (Clinical Investigator Joslin Diabetes Centre, Harvard Medical School)

Study Overview

- 20 healthy male volunteers
  - TPM-02/Insulin gel – Treated Group (n=10)
  - Insulin gel – Control Group (n=10)
- Fasted overnight
- Two Oral Glucose Tolerance Tests (OGTT) conducted 4 hours apart

Phase I – Results (1)


Blood Glucose Concentration vs Time
Glucose conc'n (mM)
8.5
8
7.5
7
6.5
6
5.5
5
4.5
4
3.5
3
-1
0
1
2
3
4
5
6
7
8
9
Time (hours)
OGTT#
OGTT
Control
Treated (TPM-02/Insulin)

# $p < 0.05$
OGTT= Oral Glucose Tolerance Test

Phase I – Results (2)



Blood Insulin (Endogenous) Concentration vs Time
Endogenous Insulin con'c (microU/ml)
55
50
45
40
35
30
25
20
15
10
5
0
OGTT#
OGTT
Control
Treated (TPM-02/Insulin)
-1
0
1
2
3
4
5
6
7
8
9
Time (hours)

# $p < 0.05$
OGTT= Oral Glucose Tolerance Test

Phase I – Results (3)



C-peptide vs Time
Blood C-peptide concentration (pmol/L)
3000
2500
2000
1500
1000
500
0
-1.0
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
Time (hours)
OGTT#
OGTT
Control
Treated (TPM-02/Insulin)

# $p < 0.05$
OGTT= Oral Glucose Tolerance Test

TPM-01/Oxycodone – Animal Study

Average paw withdrawal latency in rats using plantar analgesiometer following treatment with Transdermal & Intra-Peritoneal (I.P.) Oxycodone (+/- SEM)



I.P oxycodone
TPM-01/Oxycodone
Control TPM-01
Oxycodone Alone
Paw withdrawal latency (sec)
20
16
12
8
4
0
-4
0
50
100
150
200
250
300
350
400
Time (mins)

PHOSPHAGENICS

Delivery Platforms – Compounds Delivered Transdermally

	Molecular Weight	Successful Proof of Concept (Animals)	Phase 1 (Safety)	Phase 2 (Efficacy)	Comments
TPM-01					
Estradiol	272				Proof of concept only
Testosterone	288				Proof of concept only
Atropine	289				Proof of concept only
Fentanyl	337				Proof of concept only
Oxycodone	351				
Morphine	376				***Phase 2a pharmacodynamic study underway***
Parathyroid Hormone (1-34)	4,117				Proof of concept only
TPM-02					
Morphine	376				
Parathyroid Hormone (1-34)	4,117				Proof of concept only
Insulin (Lispro)	5,808				***Phase 1 safety and tolerability study completed***

PHOSPHAGENICS

Development Status & Milestones

Regulatory Filings

- DMF TPM-01 submitted
- FDA IND TPM-01/Morphine package available

Toxicology

- Robust safety package available – acute dermal, 28 day oral, skin sensitisation,28 day chronic dermal toxicity study

Clinical

- TPM-01/Morphine Phase 2a pharmacodynamic study – underway
- TPM-02/Insulin Phase 1safety and tolerability study – completed 3Q 2006

Manufacturing

- GMP documentation
- GMP produced TPM-01 and TPM-02 available

PHOSPHAGENICS

Intellectual Property

21 patent families

- 18 PCT, 3 provisional
- Key patents granted in Australia (14), the US (2) and other markets
- Portfolio covers following areas:
  - phosphorylation process
  - compositions
  - formulations and uses
    - drug delivery carrier (transdermal and oral)
    - atherosclerosis and lipid lowering
    - anti-cancer

Simple and economically viable phosphorylation process

IP has applicability to broad range of drugs


"Delivering more"

Phosphagenics Limited

Nutraceutical Business & Manufacturing

PHOSPHAGENICS

Nutraceutical Deals – NBTY, ISP, Cosmetic Co

NBTY Inc – Phospha E™, Dietary Supplements

- NBTY Inc holds the license for Phospha E™ in US, Canada and Indonesia
- License was acquired as a results of NBTY's acquisition of the ZILA nutraceutical business in Oct 2006

License Agreement

Term	Territory	Royalties	Launched
5 years initially (commenced 2003)	US, Canada & Indonesia	10% to17% of sales (depending on volumes) Minimum royalties agreed	2004

ISP – Vital ET™, Personal Care

- Large global ingredient supplier with total sales ~$US1.0 billion

Distribution Agreement

Term	Territory	Profit Share	Launched
10 year term (commenced 2003)	Global	Minimum sales agreed	2004

Leading Cosmetic Company, Material Transfer Agreement

- Entered into Aug 2006

PHOSPHAGENICS

Manufacturing

Manufacturing to remain with Phosphagenics

- Phosphagenics will retain manufacturing of base product

Melbourne production plant

- Under construction
- Completion expected by end of 2006
- Cost of plant construction approx $A 500,000

Capacity

- 100 tons p.a. capacity
- Revenue potential - $A 25 M p.a. when at full capacity for nutraceutical products
- Revenue potential much higher for pharmaceutical products


"Delivering more"
Phosphagenics Limited
Financial & Corporate Information

PHOSPHAGENICS

Capital

Market Capitalisation

- A$ 175 M (at $0.32ps)
- 546.8 M Shares in Issue
- 59.7 M Options Outstanding (POHOB: ASX)

Cash Position

- $A 8.97 million cash - 30 Jun 06
  ($A 13.2 million cash - 30 Dec 2005)

Increased Institutional Investors

- Entry of Orbis Global Equity Fund (7.5%) on share register Nov 2005
  (increased to 11.1% with "on market" purchases post share placement)
- Large UK institution purchased 10 million shares August 2006

PHOSPHAGENICS

Boards

Directors

Harry Rosen	Managing Director
Dr Esra Ogru	Executive Director R&D
Assoc. Prof. Andrew Vizard	Chairman
Professor John Mills	Non Executive Director
Jon Addison	Non Executive Director
Michael Preston	Non Executive Director

Scientific Advisory

Dr Simon West	Chairman
Professor Angelo Azzi	University of Berne, Switzerland Tufts University Boston, USA
Professor Frank Ng	Monash University, Australia
Professor Ishwarlal Jialal	UC Davis Medical Centre, Sacramento, US
Professor John Mills	

PHOSPHAGENICS

R&D Collaborations

[redacted]

- Tufts University, USA
- Joslin Diabetes Centre / Harvard Medical School, USA
- UC Davis Sacramento, USA
- ALZA Corporation, USA
- Nestlé Research Centre, Switzerland
- University of Berne, Switzerland
- Monash University, Australia

PHOSPHAGENICS

2007 – Anticipated Milestones

Pharmaceutical	
Drug Delivery - Transdermal	
Transdermal Insulin	Phase 2a – commence 1H 2007
Transdermal Morphine	Phase 2a study results - 1H 2007
ALZA Program	Completion of feasibility studies
Drug Enhancement – Oral	
GTP -0805	Phase 1 – commence 3Q 2007
APA-01 + Statin	Phase 1 – commence 4Q 2007

Nutraceutical	
Nestlé Program	Possible exercise of option
Phospha E (Functional Foods)	US FDA GRAS (Self Affirmation) – 4Q 2006


"Delivering more"

Appendix

Oral Drug Enhancement – Key Pipeline Candidates

Atherosclerosis - APA-01

Market size $US 32.6 Billion

- Cholesterol & triglyceride reducers

Potent Anti-inflammatory

- Impacts pathways involved in development of atherosclerotic plaques

Rabbit Atherosclerosis Study

- APA-01 inhibited the development of atherosclerotic plaques by up to 60%
- APA-01 reduced expression of CD 36 receptors[1] by 30%
- APA-01 inhibited aortic wall damage induced by high cholesterol

APA-01 + Statin

- Assessing combination therapy potential in animal studies

Rabbit aortas stained with Sudan IV and analysed for the macroscopic presence of plaque



Healthy diet
Control – plaques ~ 0%
Cholesterol diet
No treatment – plaques ~ 78%
APA-01 67mg/kg – plaques ~33%
APA-01 33mg/kg – plaques ~30%

1. CD36 receptors are involved in lipid uptake and deposition of cholesterol in arteries

Cancer Therapy Enhancer – GTP-0805

Synergistic activity observed in *In-vivo* tests with tamoxifen

- GTP-0805 when given in combination with tamoxifen improved the effectiveness of tamoxifen in inhibiting tumor growth
- GTP-0805 also improved the rate of onset of tamoxifen activity

Percentage decrease in average tumor size compared to control



90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
78%
4 weeks
21%
4 weeks
53%
8 weeks
Tamoxifen + GTP(Mid)
Tamoxifen
Tamoxifen


"Delivering more"

Harry Rosen
President
hrosen@phosphagenics.com
Ph: +61 3 9605 5900

Dr Esra Ogru
Executive Director
eogru@phosphagenics.com
Ph: +61 3 9605 5900

PHOSPHAGENICS

PHOSPHAGENICS

10 November 2006

The Manager
Company Announcements Office
The Australian Stock Exchange Limited

Dear Sir

re : Phosphagenics Limited

November 2006 Newsletter

Attached for release to the market is a copy of the Company's November 2006 Newsletter as dispatched to members of Phosphagenics Limited.

The Newsletter, which summarises and updates the Company's activities since the March 2006 Newsletter, has been posted to the Company's website and can be viewed at www.phosphagenics.com. Alternatively, 'hard' copies of the Newsletter can be obtained from the Company

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\newsletter 11 06

PHOSPHAGENICS
NEWSLETTER | NOVEMBER 2006

PHOSPHAGENICS LIMITED
ABN: 32 056 482 403

message from the chairman

Dear Shareholders,

It has been a big year for Phosphagenics. Since our last newsletter in March, we have made significant progress in both our research program and our commercial operations.

In particular, our announcement in August that our transdermal delivery platform, TPM-02, successfully delivered insulin through the skin of humans was a significant milestone for Phosphagenics.

It is now clear that our transdermal platform technology offers unique points of difference compared to competing technologies. These include the ability to deliver large molecules such as insulin through the skin, anti-inflammatory properties that minimise skin irritation, and the ability to provide a sustained and controlled release of the compound we wish to deliver. We see insulin as just one of a number of especially attractive markets for this technology.

Important scientific breakthroughs have not been limited to our transdermal platform. For example, in September, we announced promising pre-clinical trial results of our patented anti-cancer agent, GTP-0805.

In this trial, we saw that when GTP-0805 was given orally in combination with a leading treatment for patients with breast cancer, tamoxifen, the rate of tumour growth was inhibited by more than three times the rate observed when compared with tamoxifen alone. Phosphagenics will continue to pursue the development of this anti-cancer agent.

A key to our commercial strategy is to join our resources and development capabilities with co-development partners or licensees. We aim to create partnerships with companies that are clear leaders in their sector who can provide us with global reach. During the past 12 months, we have announced three such partnerships.

In late 2005, Phosphagenics announced that it entered into a development agreement with the ALZA Corporation. ALZA is recognised as the world leader in the development of drug delivery-based pharmaceuticals and its technologies have been incorporated in 30 commercialised pharmaceutical products marketed in more than 80 countries.

We followed this with an announcement in April of a research agreement with Nestlé Nutrition, a unit of Nestlé S.A., to develop Phosphagenics' Phospha-E® for use in Nestlé Nutrition's products. With sales of more than $US 70 billion and a quarter of a million staff worldwide, Nestlé is the world's leading food company. Nestlé Nutrition is an autonomous business operation within the Nestlé group that manages and develops the group's core nutrition business, through science-based products and services.

Finally, in August we announced that we had entered into a Material Transfer Agreement with one of the world's largest cosmetic companies.

It is pleasing that leading global companies acknowledge our intellectual property and are pursuing agreements with us.

These scientific and commercial achievements confirm our focus on developing and commercialising a range of new and cost effective ways to enhance the bioavailability, activity and delivery of proven pharmaceutical and nutraceutical products.

For Phosphagenics, it has been a busy time, but more importantly, a time of growth, evolution and new opportunities.

Associate Professor Andrew Vizard
Chairman – Phosphagenics Limited

PHARMACEUTICAL PIPELINE

The table below provides a summary of Phosphagenics' current status in the development of its pharmaceutical R&D pipeline.


Discovery & Research
Preclinical
Clinical Trials
Phase I
Phase II
Phase III
Registration
Target Application
Transdermal Delivery
Morphine
Pain management
Insulin
Diabetes
Oxycodone
Pain management
Drug Enhancement - Oral
APA-01 + Statin
Atherosclerosis & high cholesterol
APA-02
Atherosclerosis
GTP-0805
Cancer

INSULIN DELIVERED THROUGH THE SKIN

In July, Phosphagenics commenced a Phase I clinical trial to test the safety and tolerability of TPM-02/Insulin to deliver insulin through the skin of humans.

Conducted at the Centre for Clinical Studies in Melbourne (Australia), the trial results were extremely positive, with insulin penetrating the human skin and absorbing into the bloodstream over a sustained period, from just one topical application of TPM-02/Insulin gel.

Dr William Hsu, co-investigator for this trial and clinician at the Joslin Diabetes Centre of the Harvard Medical School, Boston, US, said: "This technology could eventually transform and expand the world's multi-billion dollar insulin market by providing a non-invasive and effective treatment for many of the world's 194 million diabetics."

Phosphagenics' patented transdermal carrier technology (TPM) utilises natural dermal transport mechanisms to rapidly transport small and large molecules across the skin without disrupting or damaging its surface (please refer to page 3 for a more detailed explanation of this technology). The key advantages of this delivery system includes the fact that it possesses anti-inflammatory and anti-erythema properties, thus minimising skin irritation, and it can provide a sustained systemic delivery of a wide range of drugs – ranging from relatively small molecules (e.g. morphine, fentanyl, oxycodone, atropine, estradiol, testosterone) to large molecules (e.g. insulin and PTH) – from a single application. Additionally, the TPM delivery technology is cost-effective in a wide range of applications (e.g. gel, paste, liquid and powder), adding value to existing pharmaceutical products.

Based on these results and properties, Phosphagenics is establishing protocols for the next stage of product development, as well as exploring ways to apply this technology to other pharmaceutical products and other routes of administration (i.e. such as oral and inhalation).

phosphagenics' patented TPM-02 transdermal delivery system

Below is a representation of how the TPM-02 transdermal technology (as used to recently deliver insulin) utilises very small spheres (nanospheres) to firstly encapsulate the drug to be delivered, and then to transport it through the skin, where it is slowly released into the blood stream.

For an animated representation of this technology, please visit Phosphagenics' web site at *http://www.phosphagenics.com/main/pharms_TPM02.htm*



Figure a) Close-up of a TPM-02 nanosphere showing its multi-layered interior.



Figure b) Inside view of the TPM-02 nanosphere, showing how the drug to be delivered (in this case insulin) is positioned within the layers of the nanosphere.



Figure c) An example of where and how the TPM-02/Insulin gel may be applied to the skin.



Figure d) Close-up of the TPM-02/Insulin gel, showing the nanospheres in suspension.



Figure e) Close-up showing how the TMP-02/Insulin nanospheres' flexibility allows them to squeeze between the skins cells and travel towards the more vascular, deeper levels of the skin.



Figure f) A representation of three TPM-02/Insulin nanospheres delivering insulin over a sustained period into the blood stream.

ANTI-CANCER AGENT SHOWS EFFECTIVENESS IN PRE-CLINICAL TRIAL

In September, Phosphagenics announced the results of its pre-clinical trial with its patented anti-cancer agent, GTP-0805. The results confirmed that GTP-0805, when given orally in combination with tamoxifen – a well established treatment for people who have had breast cancer – inhibited the rate of tumour growth by more than three times the rate observed when tamoxifen was given alone.

Conducted at Monash University, Melbourne (Australia), the trial was designed to examine the potential anti-tumour properties of various doses of oral GTP-0805, either given alone, or in combination with tamoxifen, in a recognised pre-clinical model for breast cancer.

The study showed that GTP-0805, delivered orally in combination with tamoxifen, resulted in up to a 78 per cent reduction in breast tumour growth compared to a 21 per cent reduction when tamoxifen alone was administered (refer to table below). In addition, GTP-0805 appeared to accelerate the anti-tumour activity of tamoxifen.

To be developing a product that has the potential to enhance the activity of tamoxifen, one of the world's leading breast cancer treatments, is an exciting development for Phosphagenics.

The potential market for GTP-0805, both as an adjunct cancer therapy to tamoxifen and possibly to other cancer medications, could be significant, and Phosphagenics will now investigate the combination of GTP-0805 with other cancer drugs.

Percentage decrease in average tumor size compared to control group after 4 weeks treatment


90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Tamoxifen
GTP-0805 (Low Dose) + Tamoxifen
GTP-0805 (Mid Dose) + Tamoxifen
GTP-0805 (High Dose) + Tamoxifen

TRANSDERMAL MORPHINE TARGETS CHRONIC PAIN

In October, Phosphagenics completed large-scale chronic pre-clinical toxicology studies on its transdermal morphine formulation, TPM-01/Morphine.

Achieving positive results, Phosphagenics is now seeking approval from the relevant ethics committee to expand its clinical program to study its TPM-01/Morphine product for use as a multi-dose application for the treatment of chronic pain.

The narcotic analgesic market is currently estimated to be worth $US6 billion, with the chronic pain component being the largest segment because treatment involves the repeated application of doses over extended periods of time.

BIO 2006

In April, Phosphagenics attended Bio 2006, the world's premier biotechnology conference and exhibition. This world-class event draws international participation from industry, government and academia meeting to explore and discuss potential licensing and collaboration opportunities.

Held in Chicago, US, the conference had more than 19,000 attendees from 62 countries and more than 11,000 partnering meetings took place.

Setting up a meeting at the Business Forum works much like an electronic dating service. Companies use BIO's software to request meetings with each other. When both parties confirm interest, a thirty-minute meeting is then scheduled. In the three days, Phosphagenics held more than 50 licensing and partnering meetings.

NESTLÉ NUTRITION

In April, Phosphagenics entered into a research agreement with Nestlé Nutrition, a unit of Nestlé S.A., the world's biggest food and beverage company, to develop Phosphagenics' Phospha-E® product for use in its nutritional products.

Phospha-E® has been shown in animal trials to lower blood cholesterol and triglyceride levels, and to prevent or reduce arterial plaque formation, as well as to inhibit the main inflammatory pathways involved in metabolic syndrome.

Under the terms of the agreement, Nestlé Nutrition will contribute funding towards a full dose-response pre-clinical study of Phospha-E®.

In return, Nestlé Nutrition has obtained an option to licence Phospha-E® for its use in nutritional products that target the prevention and treatment of metabolic syndrome. Upon completion of the pre-clinical trials, Nestlé Nutrition may exercise its option, by payment of an option fee. If Nestlé Nutrition exercises this option, the agreement requires that it will launch a product within 12 months of regulatory approval of the product with health claims, and that Phosphagenics will be responsible for the manufacturing of Phospha-E® on behalf of Nestlé Nutrition.

AGREEMENT WITH MAJOR COSMETIC COMPANY

In August, Phosphagenics announced that it had entered into a Material Transfer Agreement with one of the world's largest cosmetic companies to test the feasibility of using Phosphagenics' platform technologies to enhance the delivery of cosmetic compounds.

PHOSPHAGENICS ASSIGNS LICENCE FOR PHOSPHA-E®

In October, Phosphagenics announced that it had assigned the licensing rights to its patented form of phosphorylated vitamin E, Phospha-E®, from Zila Inc. to Zila Nutraceuticals Inc. ("ZNI").

This assignment arose as a consequence of the sale by Zila Inc. of its nutritional division, Zila Nutraceuticals, to NBTY Inc. (NBTY). Under this assignment, NBTY, through its wholly owned subsidiary ZNI, will now have the exclusive right to produce, market and sell Phospha-E® in the US, Canada and Indonesia.

NBTY is a leading vertically integrated manufacturer, marketer and distributor of a broad line of high-quality, value-priced nutritional supplements in the United States and throughout the world with global sales of more than $US 1.8 billion.

Under a number of NBTY and third party brands, NBTY offers more than 22,000 products, including brands such as Nature's Bounty® and Solgar®.

DEVELOPING AND SECURING INTELLECTUAL PROPERTY

Over the last 12 months, Phosphagenics has continued to develop and secure its intellectual property, with 22 patents now granted in Australia, the US and several other countries. Covering such broad areas as the manufacturing process of molecules and delivery systems, actual compounds and formulations, and the use of phosphate derivatives in such broad areas as drug delivery, cancer therapy and cardiovascular disease.

looking ahead - harry rosen

The next 12 months will see Phosphagenics on a steady path of progress, both in terms of R&D and commercialisation.

Broadly speaking, we will continue to develop our patented delivery platforms that we believe have the capacity to deliver far more compounds than we had originally expected, including the larger, more complex drugs. We will also start exploring ways to apply our technology to other pharmaceutical products, as well as developing other routes of administration, such as oral and inhalation.

Commercially, we will continue to seek global partners who will work with us to realise our goal to discover new, innovative and cost-effective ways to enhance the activity, bioavailability, safety and delivery of proven pharmaceutical and nutraceutical products.

specifically we plan to:

- Complete our Phase IIa transdermal morphine clinical trial that examines the efficacy of TPM-01/Morphine in delivering morphine through the skin, which may lead to improved management for chronic pain suffers.

- Commence Phase II clinical trials of our transdermal insulin product TPM-02/Insulin as well as protocols for our anti-cancer agent GTP-0805.

- Finalise the requirements under the U.S. Food and Drug Administrations' regulations to achieve a GRAS – Generally Recognized As Safe – status for our Phospha-E® product, thereby allowing Phospha-E® to be used as an ingredient in the United States' $US 1 trillion food industry.

- Complete the building of our Melbourne-based production plant, thereby allowing us to cost-effectively manufacture tocopheryl phosphates, the base components of many of our products.

- Continue working with our commercial partners such as ALZA Corporation, ISP, NBTY and Nestlé Nutrition, to build on these relationships, as well as seeking new opportunities with these and other international partners.

- Further increase our presence internationally, with key personnel committed to spending a large part of their time in the US to ensure commercial success.

Our plan will require a continued dedicated effort, as well as continued prudence to ensure we focus our R&D in those areas that offer Phosphagenics the greatest commercial benefits.

Harry Rosen

Harry Rosen
Managing Director

keep up to date with all the news

To keep up to date with all the breaking news and releases at Phosphagenics, you can visit the company's website at *http://www.phosphagenics.com*

Alternatively, you can register for e-Updates. e-Updates are a simple and effective way to ensure that you receive by email all the breaking news at Phosphagenics, as it is announced. To register, simply go online at *http://www.phosphagenics.com/admin/e-Updates.htm*

PHOSPHAGENICS

18 October 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited

Change of Director's Interest Notice – Mr H Rosen

Substantial Shareholding Notice – Form 604 Mr H Rosen

Mr H Rosen, the Company's Managing Director, has advised that he has been appointed as sole director of Glencan Pty Ltd a company which is the registered holder of 11,120,994 ordinary fully paid Phosphagenics Limited shares which it holds in its capacity as a Trustee.

Mr Rosen has lodged with the Company a Form 604 Notice of Change in a substantial shareholdings

Attached for release to the market is an Appendix 3Y Notice together with a copy of the Form 604 Notice of Change advising of the increase in a relevant interest and entitlement to the Company's securities through Mr Rosen's appointment as sole director of Glencan Pty Ltd.

Mr Rosen is not a beneficiary under the Trust and his interest in these shares arises from the Trustee's ability to vote the shares at meetings of the shareholders of Phosphagenics Limited

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\3y hr 18 10 06

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	PHOSPHAGENICS LIMITED
ABN	32 056 482 403

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROSEN, Harry
Date of last notice	07/06/2005 (Appendix 3Y)

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	REFER ANNEXURE "A"
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	REFER ANNEXURE "A"
Date of change	REFER ANNEXURE "A"
No. of securities held prior to change	REFER ANNEXURE "A"
Class	REFER ANNEXURE "A"
Number acquired	REFER ANNEXURE "A"
Number disposed	NOT APPLICABLE
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	REFER ANNEXURE "A"
No. of securities held after change	REFER ANNEXURE "A"
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	REFER ANNEXURE "A"

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts REFER ANNEXURE "A"

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

18 October 2006

p\asx\hr 3y 18 10 06

+ See chapter 19 for defined terms.

Schedule of Directors Interests

COMPANY NAME : PHOSPHAGENICS LIMITED

DIRECTOR'S NAME: HARRY ROSEN

	PRESENT 3Y (18/10/06)		PREVIOUS 3Y (07/06/05)	
	SHARES	OPTIONS	SHARES	OPTIONS
ASX CODE	POH	POHB	POH	POHOB
Name of Registered Holder				
H Rosen	-	2,675,000	-	2,675,000
Paroha Nominees Pty Ltd	61,367,143	1,250,000	61,367,143	1,250,000
Paroha Nominees Pty Ltd (Superannuation A/c)	2,713,000	1,125,000	2,713,000	1,125,000
Glencan Pty Ltd	11,120,994	-	-	-
TOTAL ENTITLEMENTS:	75,201,137	5,050,000	64,080,143	5,050,000
Issued Securities - POH	546,772,515	59,632,673	499,871,265	59,658,923
Percentage Entitlement	13.75%	8.46%	12.82%	8.46%

COMMENTS:

Mr Rosen has an **interest in and an entitlement** to the above securities for the following reason(s):

1	**Self**	as above – legal and beneficial holder of those securities registered in his name
2	**Paroha Nominees Pty Ltd**	Mr Rosen is a director of Paroha Nominees Pty Ltd and holds an interest in excess of 20 per cent in Paroha Nominees Pty Ltd
3	**Paroha Nominees Pty Ltd (Superannuation A/c)**	Mr Rosen may be a beneficiary under the Superannuation Plan of which Paroha Nominees Pty Ltd is the Trustee
4	**Glencan Pty Ltd (ACN 107 434 391)**	Mr Rosen has been appointed as the sole director of Glencan Pty Ltd a company which has held the 11,120,994 shares in Phosphagenics Limited since December 2004 and which acts as Trustee for beneficiaries entitled to, in aggregate, the 11,120,994 ordinary fully paid shares. Mr Rosen's interest in such shares arises from the Trustees ability to vote the Phosphagenics Limited shares at meetings of that company's shareholders. Mr Rosen is not a beneficiary under the Trust.

Movements:
Glencan Pty Ltd

1 Ordinary Shares

Balance, per Appendix 3Y, 7 June 2005	nil
PLUS: Arising from appointment as sole director of Glencan Pty Ltd	11,120,994
Balance, per Appendix 3Y, 18 October 2006	11,120,994
Movement as a percentage of issued ordinary shares	2.03%

poh\asx\hr 3y 18 10 06

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme PHOSPHAGENICS LIMITED

ACN/ARSN 056 482 403

1. Details of substantial holder (1)

Name HARRY ROSEN

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on 18/10/06

The previous notice was given to the company on 16/11/05

The previous notice was dated 16/11/05

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
REFER ANNEXURE "A"				

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	REFER ANNEXURE "A"				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	REFER ANNEXURE "A"				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
REFER ANNEXURE "A"	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
REFER ANNEXURE "A"	

Signature

print name HARRY ROSEN capacity SELF

sign here date 18/10/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

This is the Annexure marked "A" of 2 pages referred to in the Form 604 (Notice of Change of Substantial Shareholding) and dated the date of signing

HARRY ROSEN

Details of Entitlements and Registered Holdings of Ordinary Shares:

		Form 604 18/10/06	Form 604 16/11/05
1.0	**Entitlement holder:**		
1.1	**Harry Rosen** **3 Glyndebourne Avenue** **Toorak Vic 3142**	75,201,137	64,080,143
	Total entitlement	**75,201,137**	64,080,143
2.0	**Held in the following names:**		
2.1	**Self**	**nil**	nil
2.2	**Paroha Nominees Pty Ltd** **3 Glyndebourne Avenue** **Toorak Vic 3142**	**61,367,143**	61,367,143
2.3	**Paroha Nominees Pty Ltd** **<Superannuation Fund A/c>** **3 Glyndebourne Avenue** **Toorak Vic 3142**	**2,713,000**	2,713,000
2.4	**Glencan Pty Ltd** **Level 2, 90 William Street** **Melbourne Vic 3000**	**11,120,994**	nil
	Total entitlement of Harry Rosen	**75,201,137**	64,080,143
3.0	**Issued voting shares of Phosphagenics Limited**	**546,772,515**	546,578,476
4.0	**Percentage entitlement**	**13.75%**	11.72%
5.0	**Movement in entitlements:** **No change in number of shares**		
5.1	**Self**	**nil**	nil
5.2	**Paroha Nominees Pty Ltd**	**nil**	nil
5.3	**Paroha Nominees Pty Ltd** **<Superannuation Fund A/c>**	**nil**	nil
5.4	**Glencan Pty Ltd** **Form 604, 16/11/05** **Form 604, 18/10/06**	**11,120,994**	nil

6.0 **Comments:**

Mr Rosen has an **interest in and an entitlement** to the above securities for the following reason(s):

6.1	**Self**	as above – legal and beneficial holder of those securities registered in his name
6.2	**Paroha Nominees Pty Ltd**	Mr Rosen is a director of Paroha Nominees Pty Ltd and holds an interest in excess of 20 per cent in Paroha Nominees Pty Ltd
6.3	**Paroha Nominees Pty Ltd (Superannuation A/c)**	Mr Rosen may be a beneficiary under the Superannuation Plan of which Paroha Nominees Pty Ltd is the Trustee
6.4	**Glencan Pty Ltd (ACN 107 434 391)**	Mr Rosen has been appointed as the sole director of Glencan Pty Ltd a company which has held the 11,120,994 shares in Phosphagenics Limited since December 2004 and which acts as Trustee for beneficiaries entitled to, in aggregate, the 11,120,994 ordinary fully paid shares. Mr Rosen's interest in such shares arises from the Trustee's ability to vote the Phosphagenics Limited shares at meetings of that company's shareholders. Mr Rosen is not a beneficiary under the Trust.

p\asx\604 hr 18 10 06 annexure

PHOSPHAGENICS

12 October, 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Re: Completion of Phosphagenics' transdermal insulin (TPM-02/Insulin) clinical trial confirming the successful delivery of insulin across skin in humans

Attached for release to the market is an announcement reporting the final and complete results of Phosphagenics' Phase I transdermal insulin clinical trial.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/phse 1 TI/ 121006

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

PHOSPHAGENICS

12 October, 2006

Completion of Phosphagenics' transdermal insulin (TPM-02/Insulin) clinical trial confirming the successful delivery of insulin across skin in humans

Phosphagenics Limited ("Phosphagenics") (ASX: POH) (AIM: PSG) announced today that it has received the final report of its Phase I transdermal insulin clinical trial.

The final report confirms the conclusions of the interim results announced in August, that Phosphagenics had successfully delivered insulin through the skin in humans by means of its patented TPM-02/Insulin delivery system. The key findings as previously announced, were that TPM-02/Insulin, when applied as a gel, delivered insulin through the skin and into the bloodstream and exerted its physiological effect of lowering blood glucose levels. Importantly, TPM-02/Insulin did not produce any adverse reactions.

The new finding contained in the *final study report* was the detection of exogenous insulin (externally-applied insulin) in the circulation of volunteers who received TPM-02/Insulin. This additional data, in conjunction with the blood glucose, endogenous insulin and c-peptide results of the trial announced in August, demonstrate the ability of TPM-02/Insulin to deliver insulin into the blood stream and to produce significant effects.

ENDS...

About Phosphagenics' Transdermal Carrier Technology

Phosphagenics' patented transdermal carrier technology (TPM) utilises natural dermal transport mechanisms to rapidly transport small and large molecules across the skin without disrupting or damaging its surface.

The Company believes that the key advantages of this delivery system includes the fact that it possesses anti-inflammatory and anti-erythema properties, thus minimising skin irritation, and has the ability to provide a sustained systemic delivery of a wide range of drugs – ranging from relatively small molecules (e.g. morphine, fentanyl, oxycodone, atropine, estradiol, testosterone) to large molecules (e.g. insulin and PTH) – from a single application. Additionally, the TPM delivery technology can be cost-effectively manufactured in a wide range of presentations (e.g. gel, paste, liquid and powder) adding value to existing pharmaceuticals.

About Phosphagenics Limited

Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

PHOSPHAGENICS

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com.

Contact details:
Dr Esra Ogru
Phosphagenics Ltd
Executive Director Research & Development
+61 3 9605 5900 or +61 (0) 402 080 846

Mr Harry Rosen
Phosphagenics Ltd
Managing Director
+61 3 9605 5900 or +61 (0)421 322 757

PHOSPHAGENICS

11 October 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir,

re: Phosphagenics assigns license for Phospha-E™

Attached for release to the market is an announcement relating to the assignment by Phosphagenics Limited of the licensing rights of its patented form of vitamin E, Phospha-E™, from Zila Inc. to Zila Nutraceuticals Inc., a wholly owned subsidiary of NBTY Inc.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\tpm-02 insulin 11 10 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com Email: info@phosphagenics.com

PHOSPHAGENICS

11th October 2006

ASX Announcement

Phosphagenics assigns license for Phospha-E™

Phosphagenics Limited ("Phosphagenics") (ASX Code: POH) (AIM Code: PSG) announced today that it has assigned the licensing rights to its patented form of phosphorylated vitamin E, Phospha-E™, from Zila Inc. to Zila Nutraceuticals Inc. ("ZNI").

This assignment is a consequence of the sale by Zila Inc. of the stock of its subsidiary ZNI, to NBTY Inc. (NYSE: NTY). As a result of the sale, NBTY, through its wholly owned subsidiary, ZNI, will now have the right to produce, market and sell Phospha-E in the USA, Canada and Indonesia.

Phospha-E™, which is currently sold in the US as Ester-E®, is a phosphate derivative of vitamin E, that has superior therapeutic properties to its parent molecule. In its phosphorylated form, vitamin E has been shown to have enhanced anti-inflammatory properties and be better absorbed by the body. In pre-clinical studies, Phospha-E™ has also been shown to lower cholesterol and triglycerides and prevent the formation of plaque in heart arteries.

ENDS....

APPENDIX AND NOTES TO EDITORS

About NBTY Inc.
NBTY is a leading vertically integrated manufacturer, marketer and distributor of a broad line of high-quality, value-priced nutritional supplements in the United States and throughout the world. Under a number of NBTY and third party brands, the Company offers over 22,000 products, including products marketed by the Company's Nature's Bounty(R), Vitamin World(R), Puritan's Pride(R), Holland & Barrett(R), Rexall(R), Sundown(R), MET-Rx(R), WORLDWIDE Sport Nutrition(R), American Health(R), GNC (UK)(R), DeTuinen(R), LeNaturiste(TM), SISU(R) and Solgar(R) brands.

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com

Contact details:
Mr Harry Rosen
Phosphagenics Ltd
Managing Director
+61 3 9605 5900 or +61 (0)421 322 757

PHOSPHAGENICS

10 October, 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir/Madam,

Re: Favourable toxicology results support broadening of transdermal morphine (TPM-01/Morphine) clinical program

Attached for release to the market is an announcement reporting favourable toxicology results which support Phosphagenics broadening its current transdermal morphine clinical program.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
asx/TM 101006

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

PHOSPHAGENICS

10 October, 2006

Favourable toxicology results support broadening transdermal morphine (TPM-01/Morphine) clinical program

Phosphagenics Limited ("Phosphagenics") (ASX: POH) announced today the successful completion of large-scale chronic toxicology studies on its patented transdermal morphine formulation, TPM-01/Morphine, and the carrier platform gel technology, TPM-01. The results of this pre-clinical study will form part of a US Food and Drug Administration Investigational New Drug data package for the indication of chronic pain.

In this trial, the TPM-01/Morphine formulation was administered daily to rats and mini-pigs for four weeks, at a human equivalent dose of approximately 298 mg/kg/per day in the rat, and 97mg/kg/day in the mini-pig. In the animals treated with either TPM-01/Morphine or the TPM-01 gel alone, no treatment-related changes were observed in clinical signs, dermal reactions, body weight, food intake, haematology, clinical chemistry, urinalysis, organ weights or macroscopy and histopathology of the organs and tissues.

These favourable results provide supporting safety data for examining repeat doses of TPM-01/Morphine in humans. Phosphagenics therefore proposes to request an amendment to the protocol of the Phase IIa study announced in May 2006. The proposed amendment is to evaluate repeated doses of TPM-01/Morphine in humans, in contrast to the original protocol which was limited to evaluation of single dose acute application.

This amendment, upon approval by the responsible Ethics Committee, allows for the earlier pursuit of Phosphagenics' goal to develop TPM-01/Morphine for the management of chronic pain. The chronic pain indication is the larger segment of the pain market and involves administration of repeated doses of analgesics for pain management. Phosphagenics anticipates that the clinical results will be available in early 2007.

ENDS...

About Phosphagenics' Transdermal Carrier Technology
Phosphagenics' patented transdermal carrier technology (TPM) utilises natural dermal transport mechanisms to rapidly transport small and large molecules across the skin without disrupting or damaging its surface.

The Company believes that the key advantages of this delivery system includes the fact that it possesses anti-inflammatory and anti-erythema properties, thus minimising skin irritation, and has the ability to provide a sustained systemic delivery of a wide range of drugs – ranging from relatively small molecules (e.g. morphine, fentanyl, oxycodone, atropine, estradiol, testosterone) to large molecules (e.g. insulin and PTH) – from a single application. Additionally, the TPM delivery technology can be cost-effectively manufactured in a wide range of presentations (e.g. gel, paste, liquid and powder) adding value to existing pharmaceuticals.

PHOSPHAGENICS

About Phosphagenics Limited
Phosphagenics is a Melbourne-based, globally driven biotechnology company focused on the discovery of new and cost effective ways to enhance the bioavailability, activity, safety and delivery of proven pharmaceutical and nutraceutical products.

Phosphagenics' core technology is built around the science and application of phosphorylation, a process where the addition of a phosphate group has been found to enhance the bioavailability, activity and safety of existing pharmaceuticals and nutraceuticals, as well as to assist in the production of drug delivery platforms.

Phosphagenics' shares are listed on the Australian Stock Exchange (POH) and the London Stock Exchange's Alternative Investment Market (PSG). An ADR – Level 1 program has been established in the US with the Bank of New York (PPGNY) for US investors to trade in Phosphagenics' stock on the 'over-the-counter' market.

For more information, please visit Phosphagenics' web site at www.phosphagenics.com.

Contact details:
Dr Esra Ogru
Phosphagenics Ltd
Executive Director Research & Development
+61 3 9605 5900 or +61 (0) 402 080 846

Mr Harry Rosen
Phosphagenics Ltd
Managing Director
+61 3 9605 5900 or +61 (0)421 322 757

PHOSPHAGENICS

6 October 2006

The Manager
Company Announcements Office
Australian Stock Exchange Limited

Dear Sir

Phosphagenics Limited - Exercise of Options - 9 June 2009

Following the receipt of an application to exercise options, the Board of Directors has allotted, in aggregate, and with effect from 6 October 2006, 1,551 new ordinary fully paid shares upon the exercise of 1,551 June 2009 options.

This allotment has increased the issued share capital to 546,772,515 shares (POH) and decreased the June 2009 options (POHOB) to 59,632,673 options.

In summary the issued securities of the Company now comprise:

	ASX CODE	
QUOTED		
Ordinary Shares	(POH)	546,772,515
June 2009 (20 cents)	(POHOB)	59,632,673
TOTAL QUOTED SECURITIES		606,405,188
UNQUOTED		
ESOP Options	**(MISC)**	3,800,000
Other Options	**(POHAK)**	500,000
TOTAL UNQUOTED SECURITIES		4,300,000

Enclosed is an Appendix 3B Notice covering the issue of new shares and applying for the quotation of the shares under ASX Code : POH.

Yours faithfully
Phosphagenics Limited

per Mourice Garbutt
Company Secretary
p\asx\exercise of options 06 10 06

Phosphagenics Limited
ACN 056 482 403 ABN 32 056 482 403
Level 2, 90 William Street Melbourne VIC 3000
Telephone: 61 3 9605 5900 Facsimile: 61 3 9605 5999
Web page: www.phosphagenics.com
Email: info@phosphagenics.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

PHOSPHAGENICS LIMITED (FORMERLY VITAL CAPITAL LIMITED)

ABN

32 056 482 403

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	ORDINARY SHARES and
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,551 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	EXERCISE OF JUNE 2009 OPTIONS AT 20 CENTS EACH INTO ORDINARY FULLY PAID SHARES.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	YES
5	Issue price or consideration	EXERCISE PRICE OF 20 CENTS A SHARES
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	PURSUANT TO THE EXERCISE OF JUNE 2009 OPTIONS
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 OCTOBER 2006

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
546,772,515	ORDINARY SHARES (POH)
59,632,673	JUNE 2009 OPTIONS (POHOB)

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
3,800,000	ESOP OPTIONS (MISC)
500,000	OTHER OPTIONS (POHAK)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	ALL NEW SHARES TO RANK EQUALLY

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act. Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

6 OCTOBER 2006

Sign here: .... Date: ....
(Company Secretary)

MOURICE GARBUTT

Print name: ....

p\asx\3b exercise of options 06 10 06

+ See chapter 19 for defined terms.